

FOR IMMEDIATE RELEASE

Investor Relations:	**Media:**
Alan Magleby	Mary Athridge
410-454-5246	212-805-6035
amagleby@leggmason.com	mkathridge@leggmason.com

LEGG MASON REPORTS RESULTS FOR FOURTH FISCAL QUARTER AND FISCAL YEAR-ENDED 2018

- -- **Fourth Quarter Net Income of $76.3 Million, or $0.86 per Diluted Share**
- -- **Assets Under Management of $754.1 Billion**
- -- **Long-term Net Inflows of $1.2 Billion for the Quarter**
- -- **Quarterly Dividend Increased by 21% to $0.34 Per Share**

Baltimore, Maryland - April 25, 2018 - Legg Mason, Inc. (NYSE: LM) today reported its operating results for the fourth fiscal quarter and the fiscal year ended March 31, 2018.

	Quarters Ended			Fiscal Years Ended	
Financial Results	Mar	Dec	Mar	Mar	Mar
(Amounts in millions, except per share amounts)	2018	2017	2017	2018	2017
Operating Revenues	$ 785.1	$ 793.1	$ 723.1	$ 3,140.3	$ 2,886.9
Operating Expenses	618.3	820.4	613.2	2,749.3	2,464.7
Operating Income (Loss)	166.7	(27.3)	109.9	391.0	422.2
Net Income[1]	76.3	149.2	75.9	352.1	227.3
Net Income Per Share - Diluted[1]	0.86	1.58	0.76	3.72	2.18
Assets Under Management[2]					
(Amounts in billions)					
End of Period Assets Under Management	$ 754.1	$ 767.2	$ 728.4	$ 754.1	$ 728.4
Average Assets Under Management	766.9	759.9	718.9	754.4	720.2

(1) Net Income Attributable to Legg Mason, Inc.

(2) March 2017 Assets Under Management ("AUM") excludes $16.0 billion of separately managed account assets which were classified as Assets Under Advisement and reported as AUM effective April 1, 2017

Joseph A. Sullivan, Chairman and CEO of Legg Mason said," We are very pleased with strong operating results for the past quarter, highlighted by solid investment performance, a higher operating revenue yield, expense management and long-term inflows. Higher advisory fee revenues and better than expected performance fees reflect a continued focus on alternative and next generation active products and solutions. Legg Mason's global retail distribution platform had another strong quarter as a result of expanded client choice of investment strategies and vehicles.

"For the fiscal year, the adjusted operating margin increased nicely driven by generally strong markets, portfolio diversification and revenue growth, combined with thoughtful expense management. We continue to see many growth opportunities ahead and are focused on building our current business momentum in the coming year."

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

1



Assets Under Management of $754.1 Billion

Assets Under Management were $754.1 billion at March 31, 2018 compared with $767.2 billion at December 31, 2017, resulting from $10.7 billion in liquidity outflows, negative market performance and other of $3.1 billion (despite positive foreign exchange of $2.9B) and realizations of $0.5 billion. These were partially offset by long-term inflows of $1.2 billion.

Assets Under Management	Quarter Ended March 31, 2018		
	AUM (in billions)	Flows (in billions)	Operating Revenue Yield [1]
Equity	$ 203.0	$ (2.1)	61 bps
Fixed Income	422.3	2.8	28 bps
Alternative	66.1	0.5 [2]	65 bps
Long-Term Assets	691.4	1.2	
Liquidity	62.7	(10.7)	14 bps
Total	$ 754.1	$ (9.5)	39 bps

(1) Operating revenue yield equals total operating revenues less performance fees divided by average AUM

(2) Excludes realizations of $0.5 billion

At March 31, 2018, fixed income represented 56% of AUM, while equity represented 27%, alternative represented 9% and liquidity represented 8%.

By geography, 69% of AUM was from clients domiciled in the United States and 31% from non-US domiciled clients.

Average AUM during the quarter was $766.9 billion compared to $759.9 billion in the prior quarter and $718.9 billion in the fourth quarter of fiscal year 2017. Average long-term AUM was $697.1 billion compared to $685.3 billion in the prior quarter and $632.7 billion in the fourth quarter of fiscal year 2017.

Quarterly Performance				
At March 31, 2018:	1-Year	3-Year	5-Year	10-Year
% of Strategy AUM beating Benchmark[3]	72%	72%	75%	85%
% of Long-Term U.S. Fund Assets Beating Lipper Category Average				
Fixed Income	86%	73%	81%	83%
Equity	32%	56%	46%	55%
Alternatives (performance relates to only 3 funds)	10%	0%	93%	n/a
Total U.S. Fund Assets	58%	64%	63%	68%

(3)   See "Supplemental Data Regarding Quarterly Performance."

Of Legg Mason's long-term U.S. mutual fund assets, 52% were in funds rated 4 or 5 stars by Morningstar

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

2



Operating Results - Comparison to the Third Quarter of Fiscal Year 2018

Net income was $76.3 million, or $0.86 per diluted share, compared to net income of $149.2 million, or $1.58 per diluted share, in the third quarter of fiscal year 2018. In addition to the net impact of the factors listed below, the decreased earnings were driven by lower non-pass through performance fees and seasonal expenses.

    <u>This quarter's results included:</u>
- Contingent consideration credit adjustments of $15.5 million, or $0.11 per diluted share.
- Net losses on seed and other investments, not offset in compensation, of $11.9 million, or $0.09 per diluted share.
- Permal acquisition and transition-related costs of $1.8 million, or $0.01 per diluted share.
- Corporate severance costs of $1.9 million, or $0.01 per diluted share.

    <u>The prior quarter's results included:</u>
- One-time non-cash tax benefit of $213.7 million, or $2.27 per diluted share, related to the new tax law.
- Non-cash intangible asset impairment charge of $195.0 million, or $1.62 per diluted share.
- Discrete tax expense items of $7.4 million, or $0.08 per diluted share.
- EnTrustPermal acquisition and transition-related costs of $1.3 million, or $0.01 per diluted share.

Operating revenues of $785.1 million were down 1% compared to $793.1 million in the prior quarter reflecting:
- A decrease in non-pass through performance fees of $15.9 million, which more than offset an increase in pass through performance fees of $3.5 million.
- Excluding performance fees, operating revenues increased 1% due to higher average long-term AUM.

Operating expenses were $618.3 million compared to $820.4 million in the prior quarter, but excluding the non-cash impairment charge of $195.0 million in the third fiscal quarter, expenses were down slightly, reflecting:
- Contingent consideration credits of $15.5 million.
- Higher compensation and benefits of $3.4 million driven by an increase in seasonal compensation, higher pass through performance fees and sales commissions, partially offset by a decrease in non-pass through performance fees.
- Decrease in distribution and servicing expense of $5.2 million, primarily due to two fewer days in the quarter.
- Increases in Communications & Technology expenses and Occupancy Expenses of $2.7 million and $1.2 million, respectively.
- A $7.0 million increase in Other Expenses including higher advertising, charitable contributions and foreign exchange losses.
- A $2.2 million loss in the market value of deferred compensation and seed investments which is recorded as a decrease in compensation and benefits with an offset in non-operating income, as compared to a $4.3 million gain in the prior quarter.

Non-operating expense was $43.1 million, as compared to $13.5 million in the prior quarter reflecting:
- Net losses on seed and other investments, not offset in compensation, were $11.9 million compared with gains of $1.5 million in the prior quarter.
- Losses on funded deferred compensation and seed investments, as described above.
- A $1.3 million loss associated with the consolidation of sponsored investment vehicles compared to a $7.9 million gain in the prior quarter. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

Operating margin was 21.2% compared to (3.4%) in the prior quarter, reflecting the impact of the non-cash impairment charge of $195.0 million in the prior quarter. Operating margin, as adjusted[4], was 23.8%, as compared to 27.2% in the prior quarter.

Net income attributable to noncontrolling interests, excluding consolidated investment vehicles, was $8.6 million compared to $13.6 million in the prior quarter, principally related to Clarion, EnTrustPermal, RARE and Royce.

(4) See "Use of Supplemental Non-GAAP Financial Information."

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

3



Operating Results - Comparison to the Fourth Quarter of Fiscal Year 2017

Net income was $76.3 million, or $0.86 per diluted share, compared to net income of $75.9 million, or $0.76 per diluted share, in the fourth quarter of fiscal year 2017. In addition to the factors listed below, the increased earnings were driven by higher average long-term AUM and higher non-pass through performance fees.

This quarter's results included:
- Contingent consideration credit adjustments of $15.5 million, or $0.11 per diluted share.
- Net losses on seed and other investments, not offset in compensation, of $11.9 million, or $0.09 per diluted share.
- EnTrustPermal acquisition and transition-related costs of $1.8 million, or $0.01 per diluted share.
- Corporate severance costs of $1.9 million, or $0.01 per diluted share.

The prior year quarter's results included:
- Discrete tax credits of $15.4 million, or $0.15 per diluted share.
- Gains on the sales of non-strategic managers of $4.7 million, or $0.03 per diluted share.
- Royce MEP non-cash charge of $4.6 million, or $0.03 per diluted share.
- EnTrustPermal acquisition and transition-related costs of $2.1 million, or $0.01 per diluted share.

Operating revenues of $785.1 million were up 9% compared with $723.1 million in the prior year quarter reflecting:
- Increases principally due to higher average long-term AUM.
- An increase in non-pass through performance fees of $15.2 million, and an increase in pass through performance fees of $5.4 million.

Operating expenses of $618.3 million were up 1% compared with $613.2 million in the prior year quarter reflecting:
- Contingent consideration credits of $15.5 million
- Increased compensation, related to increased revenues driven by higher average long-term AUM and performance fees.
- Increased communications and technology expenses of $4.7 million.
- Increased other expenses of $1.7 million driven by the higher advertising expenses.
- Acquisition and transition-related charges of $1.8 million, as compared with $2.1 million in the prior year.
- A $2.2 million loss in the market value of deferred compensation and seed investments, which is recorded as a decrease in compensation and benefits with an offset in non-operating income, compared with a gain of $5.4 million in the prior year quarter.

Non-operating expense was $43.1 million, compared to $7.1 million in the prior year quarter reflecting:
- Net losses on seed and other investments, not offset in compensation, of $11.9 million compared with net gains of $11.9 million in the prior year quarter.
- Losses on funded deferred compensation and seed investments, as described above compared with a gain in the prior year quarter.
- A $1.3 million loss associated with the consolidation of sponsored investment vehicles, as compared to a $5.2 million gain in the prior year quarter. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

Operating margin was 21.2% as compared to 15.2% in the prior year quarter. Operating margin, as adjusted, was 23.8%, as compared to 20.6% in the prior year quarter.

Net income attributable to noncontrolling interests, excluding consolidated investment vehicles, was $8.6 million, compared to $11.1 million in the prior year quarter, principally related to Clarion, EnTrustPermal, RARE and Royce.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

4



Comparison to the Full Fiscal Year 2017

Net income was $352.1 million, or $3.72 per diluted share, compared to net income of $227.3 million, or $2.18 per diluted share, for fiscal year 2017. In addition to the factors listed below, the increased earnings were driven by higher average long-term AUM and higher non-pass through performance fees.

This year's results included:
- Tax benefit of $213.7 million, or $2.26 per diluted share
- Non-cash impairment charges of $229.0 million, or $1.96 per diluted share
- Contingent consideration credit adjustments of $31.3 million, or $0.33 per diluted share.
- EnTrustPermal acquisition and transition-related costs of $7.0 million, or $0.05 per diluted share.

The prior year's results included:
- Non-cash impairment charges of $35.0 million, or $0.26 per diluted share.
- Contingent consideration credit adjustments of $39.5 million, or $0.36 per diluted share.
- Acquisition and transition-related costs of $75.1 million, or $0.48 per diluted share.
- Royce MEP non-cash charge of $4.6 million, or $0.03 per diluted share.

Operating revenues of $3.1 billion were up 9% compared with $2.9 billion in the prior year reflecting:
- Increases principally due to higher average long-term AUM, as well as
- An increase in non-pass through performance fees of $71.5 million, and an increase in pass through performance fees of $48.0 million.

Operating expenses of $2.7 billion were up 12% compared with $2.5 billion in the prior year, but excluding the non - cash impairment charges were up 4% reflecting:
- Increased compensation, related to increased revenues driven by higher average long-term AUM and higher performance fees.
- Distribution and servicing expenses decreased $9.8 million resulting from lower AUM on which we pay third party distributors.
- A $14.0 million increase in other expenses, excluding acquisition and transition-related charges, largely due to increased professional fees, advertising, charitable contributions and foreign exchange losses.
- Contingent consideration fair value adjustments of $31.3 million, compared with $39.5 million in the prior year.
- Acquisition and transition-related charges of $7.0 million, as compared with $75.1 million in the prior year.
- A $12.3 million gain in the market value of deferred compensation and seed investments, which is recorded as an increase in compensation and benefits with an offset in non-operating income, compared with a gain of $14.4 million in the prior year quarter.

Non-operating expense was $90.2 million, compared to $51.4 million in the prior year quarter reflecting:
- Net losses on corporate investments, not offset in compensation, were $1.8 million compared with net gains of $25.0 million in the prior year.
- Gains on funded deferred compensation and seed investments, as described above.
- A $10.0 million gain associated with the consolidation of sponsored investment vehicles, as compared to a $15.6 million gain in the prior year. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

Operating margin was 12.5% as compared to 14.6% in the prior year. Operating margin, as adjusted, was 24.6%, as compared to 19.7% in the prior year.

Net income attributable to noncontrolling interests, excluding consolidated investment vehicles, was $44.6 million, compared to $48.0 million in the prior year, principally related to Clarion, EnTrustPermal, RARE and Royce.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

5



Quarterly Business Developments and Recent Announcements
- QS Investors received the Lipper award for the 3-year period ended November 30, 2017 in the Global Multi-Cap Core Funds category.
- Royce & Associates received the Lipper award for the 3-year period ended November 30, 2017 in the International Small/Mid-Cap Growth Funds category.
- Western Asset received the Lipper award for the 3-year and 5-year periods ended November 30, 2017 in the Core Bond Funds category.
- The Western Asset Asian Opportunities Bond Fund received the Morningstar award for the Best Asia Bond Fund.
- Western Asset won Morningstar Australia's Fund Manager of the Year 2018 in the Fixed Income category.
- Legg Mason, in partnership with BetaShares launched two Active ETFs in Australia, which mirror two Martin Currie Australia investment strategies.
- Legg Mason launched a Portfolio Investment Entity (PIE) version of the Legg Mason Brandywine Global Opportunistic Fixed Income Fund in New Zealand.

Balance Sheet
At March 31, 2018, Legg Mason's cash position was $736.1 million. Total debt, after a $100 million revolver repayment in March 2018, was $2.4 billion and stockholders' equity was $3.9 billion. The ratio of total debt to total capital was 38%, down from 39% in the prior quarter. Seed investments totaled $268.3 million.

In the fourth fiscal quarter, the Company did not retire any shares because of the accelerated repurchase in the prior quarter.

The Board of Directors has declared a quarterly cash dividend on the Company's common stock in the amount of $0.34 per share.   The dividend is payable on July 9, 2018 to shareholders of record at the close of business on June 12, 2018.

Conference Call to Discuss Results
A conference call to discuss the Company's results, hosted by Joseph A. Sullivan, will be held at 5:00 p.m. EDT today. The call will be open to the general public. Interested participants should access the call by dialing 1-800-447-0521 (or for international calls 1-847-413-3238), confirmation number 46762769, at least 10 minutes prior to the scheduled start to ensure connection. A live, listen-only webcast will also be available via the Investor Relations section of www.leggmason.com.

The presentation slides that will be reviewed during the discussion of the conference call will be available on the Investor Relations section of the Legg Mason website shortly after the release of the financial results.
A replay of the live broadcast will be available on the Legg Mason website, www.leggmason.com, in the Investor Relations section, or by dialing 1-888-843-7419 (or for international calls 1-630-652-3042), enter pass code 46762769# when prompted. Please note that the replay will be available beginning at 8:00 p.m. EDT on Wednesday, April 25, 2018, and ending at 11:59 p.m. EDT on Wednesday, May 9, 2018.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

6



About Legg Mason
Guided by a mission of Investing to Improve Lives,[TM] Legg Mason helps investors globally achieve better financial outcomes by expanding choice across investment strategies, vehicles and investor access through independent investment managers with diverse expertise in equity, fixed income, alternative and liquidity investments. Legg Mason's assets under management are $754.1 billion as of March 31, 2018. To learn more, visit our web site, our newsroom, or follow us on LinkedIn, Twitter, or Facebook.

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual report on Form 10-K for the fiscal year ended March 31, 2017 and in the Company's quarterly reports on Form 10-Q.

Supplemental Data Regarding Quarterly Performance

Strategy Performance
For purposes of investment performance comparisons, strategies are an aggregation of discretionary portfolios (separate accounts, investment funds, and other products) into a single group that represents a particular investment objective. In the case of separate accounts, the investment performance of the account is based upon the performance of the strategy to which the account has been assigned. Each of our asset managers has its own specific guidelines for including portfolios in their strategies. For those managers which manage both separate accounts and investment funds in the same strategy, the performance comparison for all of the assets is based upon the performance of the separate account.

Approximately eighty-seven percent of total AUM is included in strategy AUM as of March 31, 2018, although not all strategies have three-, five-, and ten-year histories. Total strategy AUM includes liquidity assets. Certain assets are not included in reported performance comparisons. These include: accounts that are not managed in accordance with the guidelines outlined above; accounts in strategies not marketed to potential clients; accounts that have not yet been assigned to a strategy; and certain smaller products at some of our affiliates.

Past performance is not indicative of future results. For AUM included in institutional and retail separate accounts and investment funds managed in the same strategy as separate accounts, performance comparisons are based on gross-of-fee performance. For investment funds which are not managed in a separate account format, performance comparisons are based on net-of-fee performance. Funds-of-hedge funds generally do not have specified benchmarks. For purposes of this comparison, performance of those products is net of fees, and is compared to the relevant HFRX index. These performance comparisons do not reflect the actual performance of any specific separate account or investment fund; individual separate account and investment fund performance may differ. The information in this presentation is provided solely for use regarding this presentation, and is not directed toward existing or potential clients of Legg Mason.

Long-term US Fund Assets Beating Lipper Category Average
Long-term US fund assets include open-end, closed-end, and variable annuity funds. These performance comparisons do not reflect the actual performance of any specific fund; individual fund performance may differ. Past performance is not a guarantee of future results. Source: Lipper Inc.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

7

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands)
(Unaudited)

	Quarters Ended			Fiscal Years Ended	
	March 2018	December 2017	March 2017	March 2018	March 2017
Operating Revenues:					
Investment advisory fees:					
Separate accounts [(1)]	$ 261,920	$ 255,696	$ 233,147	$ 1,020,790	$ 925,250
Funds	394,206	395,370	372,541	1,564,839	1,482,045
Performance fees	46,501	58,926	25,935	227,785	108,277
Distribution and service fees [(1)]	80,899	81,463	90,555	321,936	366,677
Other	1,526	1,635	948	4,972	4,653
Total operating revenues	785,052	793,090	723,126	3,140,322	2,886,902
Operating Expenses: [(2)]					
Compensation and benefits	365,469	362,071	346,831	1,508,798	1,401,648
Distribution and servicing	119,094	124,254	122,403	489,331	499,125
Communications and technology	56,957	54,239	52,242	212,798	208,885
Occupancy	26,199	24,982	26,477	100,760	113,714
Amortization of intangible assets	6,112	6,071	6,939	24,604	26,190
Impairment of intangible assets	—	195,000	—	229,000	35,000
Contingent consideration fair value adjustments	(15,518)	739	—	(31,329)	(39,500)
Other	60,029	53,067	58,345	215,359	219,597
Total operating expenses	618,342	820,423	613,237	2,749,321	2,464,659
Operating Income (Loss)	166,710	(27,333)	109,889	391,001	422,243
Non-Operating Income (Expense):					
Interest income	2,239	1,827	1,709	7,106	6,815
Interest expense	(30,441)	(29,088)	(31,188)	(117,872)	(113,173)
Other income (expense), net	(13,372)	5,519	18,978	10,824	41,664
Non-operating income (expense) of consolidated investment vehicles, net	(1,535)	8,225	3,437	9,781	13,329
Total non-operating income (expense)	(43,109)	(13,517)	(7,064)	(90,161)	(51,365)
Income (Loss) Before Income Tax Provision (Benefit)	123,601	(40,850)	102,825	300,840	370,878
Income tax provision (benefit)	39,958	(209,396)	12,521	(102,510)	84,175
Net Income	83,643	168,546	90,304	403,350	286,703
Less: Net income attributable to noncontrolling interests	7,374	19,324	14,380	51,275	59,447
Net Income Attributable to Legg Mason, Inc.	$ 76,269	$ 149,222	$ 75,924	$ 352,075	$ 227,256

(Continued)

[(1)] Separate accounts advisory fees for the quarters ended March 31, 2018 and December 31, 2017 include $16.1 million and $15.2 million, respectively, and for the fiscal year ended March 31, 2018 includes $57.5 million, of revenue relating to retail separately managed accounts for which revenues were previously classified as Distribution and service fees. See note 2 on page 12.

[(2)] Operating expenses include acquisition and transition-related costs related to business combinations.

Acquisition and transition-related costs:					
Compensation	$ 1,220	$ 1,099	$ 1,744	$ 5,798	$ 42,514
Occupancy	204	72	312	374	13,529
Other	393	141	78	877	19,075
Total acquisition and transition-related costs	$ 1,817	$ 1,312	$ 2,134	$ 7,049	$ 75,118

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME, CONTINUED
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			Fiscal Years Ended	
	March 2018	December 2017	March 2017	March 2018	March 2017
Net Income Attributable to Legg Mason, Inc.	$ 76,269	$ 149,222	$ 75,924	$ 352,075	$ 227,256
Less: Earnings (distributed and undistributed) allocated to participating securities [1]	2,879	5,347	2,552	12,486	7,384
Net Income (Distributed and Undistributed) Allocated to Shareholders (Excluding Participating Securities)	$ 73,390	$ 143,875	$ 73,372	$ 339,589	$ 219,872
Net Income per Share Attributable to Legg Mason, Inc. Shareholders:					
Basic	$ 0.87	$ 1.59	$ 0.76	$ 3.74	$ 2.19
Diluted	$ 0.86	$ 1.58	$ 0.76	$ 3.72	$ 2.18
Weighted-Average Number of Shares Outstanding:					
Basic	84,526	90,377	96,555	90,734	100,580
Diluted	85,079	90,833	96,830	91,194	100,799

[1] Participating securities excluded from weighted-average number of shares outstanding were 3,343, 3,357, and 3,353 for the quarters ended March 2018, December 2017, and March 2017, respectively, and 3,327 and 3,335 for the fiscal years ended March 2018 and March 2017, respectively.

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME
(Amounts in thousands)
(Unaudited)

Quarters Ended

	March 2018			December 2017			March 2017		
	Balance Before Consolidation of Consolidated Investment Vehicles and Other [1]	Consolidated Investment Vehicles and Other [1]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles and Other [1]	Consolidated Investment Vehicles and Other [1]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles and Other [1]	Consolidated Investment Vehicles and Other [1]	Consolidated Totals
Total operating revenues	$ 785,280	$ (228)	$ 785,052	$ 793,373	$ (283)	$ 793,090	$ 723,269	$ (143)	$ 723,126
Total operating expenses	618,610	(268)	618,342	819,984	439	820,423	613,170	67	613,237
Operating Income (Loss)	166,670	40	166,710	(26,611)	(722)	(27,333)	110,099	(210)	109,889
Non-operating income (expense)	(41,802)	(1,307)	(43,109)	(19,970)	6,453	(13,517)	(10,573)	3,509	(7,064)
Income (Loss) Before Income Tax Provision (Benefit)	124,868	(1,267)	123,601	(46,581)	5,731	(40,850)	99,526	3,299	102,825
Income tax provision (benefit)	39,958	—	39,958	(209,396)	—	(209,396)	12,521	—	12,521
Net Income	84,910	(1,267)	83,643	162,815	5,731	168,546	87,005	3,299	90,304
Less: Net income (loss) attributable to noncontrolling interests	8,641	(1,267)	7,374	13,593	5,731	19,324	11,081	3,299	14,380
Net Income Attributable to Legg Mason, Inc.	$ 76,269	$ —	$ 76,269	$ 149,222	$ —	$ 149,222	$ 75,924	$ —	$ 75,924

Fiscal Years Ended

	March 2018			March 2017		
	Balance Before Consolidation of Consolidated Investment Vehicles and Other [1]	Consolidated Investment Vehicles and Other [1]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles and Other [1]	Consolidated Investment Vehicles and Other [1]	Consolidated Totals
Total operating revenues	$ 3,140,900	$ (578)	$ 3,140,322	$ 2,887,431	$ (529)	$ 2,886,902
Total operating expenses	2,749,022	299	2,749,321	2,464,369	290	2,464,659
Operating Income (Loss)	391,878	(877)	391,001	423,062	(819)	422,243
Non-operating income (expense)	(97,694)	7,533	(90,161)	(63,636)	12,271	(51,365)
Income Before Income Tax Provision (Benefit)	294,184	6,656	300,840	359,426	11,452	370,878
Income tax provision (benefit)	(102,510)	—	(102,510)	84,175	—	84,175
Net Income	396,694	6,656	403,350	275,251	11,452	286,703
Less: Net income attributable to noncontrolling interests	44,619	6,656	51,275	47,995	11,452	59,447
Net Income Attributable to Legg Mason, Inc.	$ 352,075	$ —	$ 352,075	$ 227,256	$ —	$ 227,256

[1] Other represents consolidated sponsored investment products that are not designated as CIVs

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF OPERATING MARGIN, AS ADJUSTED [1]
(Amounts in thousands)
(Unaudited)

| | Quarters Ended | | | Fiscal Years Ended | |
	March 2018	December 2017	March 2017	March 2018	March 2017
Operating Revenues, GAAP basis	$ 785,052	$ 793,090	$ 723,126	$ 3,140,322	$ 2,886,902
Plus (less):					
Pass-through performance fees	(13,482)	(9,970)	(8,075)	(108,757)	(60,756)
Operating revenues eliminated upon consolidation of investment vehicles	228	283	143	578	529
Distribution and servicing expense excluding consolidated investment vehicles	(119,312)	(124,071)	(122,404)	(489,310)	(499,126)
Operating Revenues, as Adjusted	$ 652,486	$ 659,332	$ 592,790	$ 2,542,833	$ 2,327,549
Operating Income (Loss), GAAP basis	$ 166,710	$ (27,333)	$ 109,889	$ 391,001	$ 422,243
Plus (less):					
Gains (losses) on deferred compensation and seed investments, net	(2,240)	4,333	5,355	12,345	14,427
Impairment of intangible assets	—	195,000	—	229,000	35,000
Amortization of intangible assets	6,112	6,071	6,939	24,604	26,190
Contingent consideration fair value adjustments	(15,518)	739	—	(31,329)	(39,500)
Operating (income) loss of consolidated investment vehicles, net	(40)	722	210	877	819
Operating Income, as Adjusted	$ 155,024	$ 179,532	$ 122,393	$ 626,498	$ 459,179
Operating Margin, GAAP basis	21.2 %	(3.4) %	15.2 %	12.5 %	14.6 %
Operating Margin, as Adjusted	23.8	27.2	20.6	24.6	19.7

[1] See explanations for "Use of Supplemental Non-GAAP Financial Information."

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF CASH PROVIDED BY OPERATING ACTIVITIES
TO ADJUSTED EBITDA [1]
(Amounts in thousands)
(Unaudited)

	Quarters Ended			Fiscal Years Ended	
	March 2018	December 2017	March 2017	March 2018	March 2017
Cash provided by operating activities, GAAP basis	$ 199,864	$ 117,323	$ 192,811	$ 492,936	$ 539,772
Plus (less):					
Interest expense, net of accretion and amortization					
of debt discounts and premiums	29,880	28,503	28,556	115,056	107,483
Current tax expense	14,426	8,823	14,446	38,983	26,371
Net change in assets and liabilities	(62,586)	25,077	(55,246)	30,158	(33,900)
Net change in assets and liabilities					
of consolidated investment vehicles	15,044	21,873	(26,324)	69,941	(41,365)
Net income attributable to noncontrolling interests	(7,374)	(19,324)	(14,380)	(51,275)	(59,447)
Net gains (losses) and earnings on investments	(3,179)	(4,163)	3,614	(305)	9,717
Net gains (losses) on consolidated investment vehicles	(1,535)	8,225	3,437	9,781	13,329
Other	(1,981)	663	(583)	(1,047)	(1,720)
Adjusted EBITDA	$ 182,559	$ 187,000	$ 146,331	$ 704,228	$ 560,240

[1] See explanations for "Use of Supplemental Non-GAAP Financial Information."

LEGG MASON, INC. AND SUBSIDIARIES
(Amounts in billions)
(Unaudited)

Assets Under Management

By asset class:	Quarters Ended				
	March 2018	December 2017	September 2017	June 2017	March 2017
Equity	$ 203.0	$ 207.6	$ 201.2	$ 196.2	$ 179.8
Fixed Income	422.3	420.1	411.9	403.6	394.3
Alternative	66.1	66.3	65.8	66.5	67.9
Long-Term Assets	691.4	694.0	678.9	666.3	642.0
Liquidity	62.7	73.2	75.5	74.9	86.4
Total	$ 754.1	$ 767.2	$ 754.4	$ 741.2	$ 728.4

By asset class (average):	Quarters Ended					Fiscal Years Ended	
	March 2018	December 2017	September 2017	June 2017	March 2017	March 2018	March 2017
Equity	$ 208.8	$ 204.7	$ 198.9	$ 190.6	$ 174.2	$ 200.5	$ 167.6
Fixed Income	422.2	414.8	410.2	400.7	388.1	412.0	386.5
Alternative	66.1	65.8	66.0	67.4	70.4	66.3	66.9
Long-Term Assets	697.1	685.3	675.1	658.7	632.7	678.8	621.0
Liquidity	69.8	74.6	75.2	81.6	86.2	75.6	99.2
Total	$ 766.9	$ 759.9	$ 750.3	$ 740.3	$ 718.9	$ 754.4	$ 720.2

Component Changes in Assets Under Management

	Quarters Ended					Fiscal Years Ended	
	March 2018	December 2017	September 2017	June 2017	March 2017	March 2018	March 2017
Beginning of period	$ 767.2	$ 754.4	$ 741.2	$ 728.4	$ 710.4	$ 728.4	$ 669.6
Net client cash flows:							
Equity	(2.1)	(3.2)	(2.4)	1.0	3.1	(6.7)	(5.2)
Fixed Income	2.8	5.4	0.9	0.3	3.5	9.4	10.8
Alternative	0.5	—	(0.7)	(0.8)	(2.7)	(1.0)	(7.2)
Long-Term flows	1.2	2.2	(2.2)	0.5	3.9	1.7	(1.6)
Liquidity	(10.7)	(2.3)	0.2	(11.5)	(3.1)	(24.3)	(27.3)
Total net client cash flows	(9.5)	(0.1)	(2.0)	(11.0)	0.8	(22.6)	(28.9)
Realizations[1]	(0.5)	(0.3)	(0.5)	(1.3)	—	(2.6)	—
Market performance and other[2]	(6.0)	13.5	13.5	24.7	17.1	45.7	42.7
Impact of foreign exchange	2.9	(0.4)	2.2	0.7	4.0	5.4	(1.3)
Acquisitions (disposition), net	—	0.1	—	(0.3)	(3.9)	(0.2)	46.3
End of period	$ 754.1	$ 767.2	$ 754.4	$ 741.2	$ 728.4	$ 754.1	$ 728.4

(1) Realizations represent investment manager-driven distributions primarily related to the sale of assets. Realizations are specific to our alternative managers and do not include client-driven distributions (e.g. client requested redemptions, liquidations or asset transfers). Realizations of $0.2 billion, $0.4 billion, $0.4 billion, and $0.3 billion were included in net client cash flows for the quarters ended March 31, 2017, December 31, 2016, September 30, 2016, and June 30, 2016, respectively.

(2) For the quarter ended June 30, 2017, Other includes a reclass, effective April 1, 2017, of $16.0 billion of certain assets which were previously included in Assets Under Advisement to Assets Under Management, specifically retail separately managed account programs that operate and have fee rates comparable to programs managed on a fully discretionary basis. These Assets Under Advisement as of the quarters ended March 31, 2017, December 31, 2016, and September 30, 2016 were $16.0 billion, $13.7 billion, and $12.8 billion, respectively. The quarter ended September 30, 2017 includes a reclassification of $1.0 billion from long-term net client cash flows to Market performance and other related to this AUM. For the quarter ended June 30, 2017, Other also includes a $3.7 billion reconciliation to previously reported amounts.

(3) Due to effects of rounding, the sum of the quarterly results may differ immaterially from the year-to-date results.



Use of Supplemental Non-GAAP Financial Information

As supplemental information, we are providing a performance measure for "Operating Margin, as Adjusted" and a liquidity measure for "Adjusted EBITDA", each of which are based on methodologies other than generally accepted accounting principles ("non-GAAP"). Our management uses these measures as benchmarks in evaluating and comparing our period-to-period operating performance and liquidity.

Operating Margin, as Adjusted
We calculate "Operating Margin, as Adjusted," by dividing (i) Operating Income, adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, amortization related to intangible assets, income (loss) of consolidated investment vehicles, the impact of fair value adjustments of contingent consideration liabilities, if any, and impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, and less performance fees that are passed through as compensation expenses or net income (loss) attributable to non-controlling interests, which we refer to as "Operating Revenues, as Adjusted". The deferred compensation items are removed from Operating Income in the calculation because they are offset by an equal amount in Non-operating income (expense), and thus have no impact on Net Income Attributable to Legg Mason, Inc. We adjust for the impact of amortization of management contract assets and the impact of fair value adjustments of contingent consideration liabilities, if any, which arise from acquisitions to reflect the fact that these items distort comparison of our operating results with results of other asset management firms that have not engaged in significant acquisitions. Impairment charges and income (loss) of consolidated investment vehicles are removed from Operating Income in the calculation because these items are not reflective of our core asset management operations. We use Operating Revenues, as Adjusted in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period. We also use Operating Revenues, as Adjusted in the calculation to show the operating margin without performance fees, which are passed through as compensation expense or net income (loss) attributable to non-controlling interests per the terms of certain more recent acquisitions. Operating Revenues as adjusted also include our advisory revenues we receive from consolidated investment vehicles that are eliminated in consolidation under GAAP.

We believe that Operating Margin, as Adjusted, is a useful measure of our performance because it provides a measure of our core business activities. It excludes items that have no impact on Net Income Attributable to Legg Mason, Inc. and indicates what our operating margin would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, performance fees that are passed through as compensation expense or net income (loss) attributable to non-controlling interests per the terms of certain more recent acquisitions, amortization related to intangible assets, changes in the fair value of contingent consideration liabilities, if any, impairment charges, and the impact of the consolidation of certain investment vehicles described above. The consolidation of these investment vehicles does not have an impact on Net Income Attributable to Legg Mason, Inc. This measure is provided in addition to our operating margin calculated under GAAP, but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins of other companies.

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Adjusted EBITDA

We define Adjusted EBITDA as cash provided by (used in) operating activities plus (minus) interest expense, net of accretion and amortization of debt discounts and premiums, current income tax expense (benefit), the net change in assets and liabilities, net (income) loss attributable to noncontrolling interests, net gains (losses) and earnings on investments, net gains (losses) on consolidated investment vehicles, and other. The net change in assets and liabilities adjustment aligns with the Consolidated Statements of Cash Flows. Adjusted EBITDA is not reduced by equity-based compensation expense, including management equity plan non-cash issuance-related charges. Most management equity plan units may be put to or called by Legg Mason for cash payment, although their terms do not require this to occur.

We believe that this measure is useful to investors and us as it provides additional information with regard to our ability to meet working capital requirements, service our debt, and return capital to our shareholders. This measure is provided in addition to Cash provided by operating activities and may not be comparable to non-GAAP performance measures or liquidity measures of other companies, including their measures of EBITDA or Adjusted EBITDA. Further, this measure is not to be confused with Net Income, Cash provided by operating activities, or other measures of earnings or cash flows under GAAP, and are provided as a supplement to, and not in replacement of, GAAP measures.

We have previously disclosed Adjusted EBITDA that conformed to calculations required by our debt covenants, which adjusted for certain items that required cash settlement that are not part of the current definition.

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